885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES
OR TO U.S. NEWS AGENCIES

For Immediate Release	TSX-V: MLA

MALA NOCHE RESOURCES CORP. ANNOUNCES RESULTS OF SHAREHOLDER MEETING;
RESOLUTION OF ISSUE WITH ALAMOS GOLD; AND UPDATE ON ACQUISITION TIMING

Vancouver, British Columbia – June 28, 2010– Mala Noche Resources Corp. (“Mala Noche” or“the Company”) (TSX-V: MLA) is pleased to announce the results of its annual and special meeting of shareholders held today (the “Meeting”). At the Meeting, shareholders approved the creation of a new control person in connection with the previously-announced San Dimas acquisition (the “Acquisition”).  Shareholders also approved a share consolidation that will take place before the completion of the Acquisition at a consolidation range, of between five and 20 to one, to be determined by the board of directors. Concurrent with the share consolidation, Mala Noche will change its name to “Primero Mining Corp.”.

At the Meeting, shareholders reaffirmed the current members of the board and appointed Joseph Conway, Robert Quartermain, and Grant Edey to the board. Each of Messrs. Conway, Quartermain, and Edey has extensive senior managerial and leadership experience which will enhance the Company’s management depth. The Company is pleased to welcome Messrs. Conway, Quartermain, and Edey to the board.

Shareholders also approved amendments to the Company’s existing stock option incentive plan, as well as the issuance of incentive stock options to certain directors and officers of the Company.

The Company also wishes to announce that it has entered into a settlement agreement with Alamos Gold Inc. (“Alamos”) with respect to the assertion made by Alamos as announced in the Company’s press release dated June 18, 2010. In consideration for relinquishing any claim to the San Dimas mines, the Company has agreed to pay Alamos $1.0 million in cash and $12.0 million in post-consolidation common shares of the Company at an issue price equal to the price at which the Company issues subscription receipts to finance the acquisition of the San Dimas mines. The settlement is conditional on the Company completing the acquisition of the San Dimas mines, and receipt of TSX-V acceptance with respect to the issuance of the post-consolidation shares. In entering into the settlement agreement, neither the Company nor any of its officers or directors has admitted any liability to Alamos.

The Company also wishes to announce that it is on track to close the transaction to acquire the San Dimas mines by July 30, 2010. The acquisition is conditional on, among other things, an underwriting that is currently targeted to price on or about July 6, 2010 and close during the week of July 12, 2010.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On June 2, 2010, Mala Noche announced that it had entered into a binding letter agreement with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The agreement is subject to a number of conditions, including the completion of an appropriate financing by Mala Noche. Mala Noche filed a Preliminary Prospectus on June 7, 2010.

Mala Noche’s website is www.malanocheresources.com.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2308
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements such as references to acquisition of producing assets. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular prepared in connection with the Acquisition and the Preliminary Prospectus of Mala Noche dated June 7, 2010, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.